United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of May, 2003

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Notice to shareholders dated May 2nd., 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Cavazos Morales
       ___________________________
Raul Cavazos Morales
Chief Financial Officer
Date: May 2nd, 2003

GRUMA, S.A. DE C.V. NOTICE TO SHAREHOLDERS PAYMENT OF DIVIDENDS

In the General Ordinary Shareholders' Meeting of GRUMA, S.A. de C.V., held the 30th (thirtieth) day of April of 2003 in Mexico City, the following resolutions, among other things, were approved:

To pay as a dividend in cash the amount of MXN$286'763,517.95 (TWO HUNDRED EIGHTY-SIX MILLION, SEVEN HUNDRED SIXTY-THREE THOUSAND, FIVE HUNDRED SEVENTEEN MEXICAN PESOS WITH 95/100) equivalent to MXN$0.65 (sixty five cents) per share for each one of the -441,174,643- outstanding voting shares issued by GRUMA, S.A. de C.V. to be paid from the 2002 Fiscal Year Net Profit. This payment shall be made in cash in a sole installment as of the 14th (fourteenth) day of May 2003.

The payment shall be made at the offices of S.D. Indeval, S.A. de C.V., located in Paseo de la Reforma, No. 255, Col. Cuauhtemoc, Mexico, D.F. for the share certificates deposited in aforementioned Institution and will be made against the presentation and exchange of the receipts referred in the third paragraph of the article 74 of the Mexican Securities Law (''Ley del Mercado de Valores'').

For those shareholders in possession of their share certificates, they can collect their payment of dividends during business hours in our offices located in Av. Paseo de la Reforma No. 300, Sixth Floor, Col. Juarez, Mexico D.F. 06600.

Mexico City, 2nd of May, 2003

GRUMA, S.A. DE C.V.

SALVADOR VARGAS GUAJARDO
Secretary of the Board of Directors

SUMMARY OF THE RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING OF GRUMA, S.A. DE C.V.

The undersigned, being the Secretary to the Board of Directors of GRUMA, S.A. de C.V., HEREBY CERTIFIES:

That the General Ordinary Shareholders' Meeting held on April 30, 2003 adopted the resolutions that are summarized as follows:

FIRST: Approved the report and the financial statements of the Company presented to the shareholders by the Board of Directors of GRUMA, S.A. de C.V. and of its subsidiaries in which it holds the majority of stock and where its participation on them exceeds the 20% of the Company's equity, regarding the Fiscal Year from January 1 through December 31, 2002, based on the report issued by the Statutory Auditor.

SECOND: The Annual Report of the activities performed by the Audit Committee regarding the 2002 Fiscal Year was submitted.

THIRD: Approved the proposal for the application of results, as follows:

The fiscal year net profit, which ascended to MXN$393'192,000.00 (THREE HUNDRED NINETY-THREE MILLION, ONE HUNDRED NINETY-TWO THOUSAND MEXICAN PESOS WITH 00/100), was agreed to be applied as follows:

a) Increase the legal reserve to the amount of MXN$19'659,600.00 (NINETEEN MILLION, SIX HUNDRED FIFTY-NINE THOUSAND, SIX HUNDRED MEXICAN PESOS WITH 00/100) equivalent to five per cent of the 2002 fiscal year net profit, as set forth by article 20 of the General Law of Mercantile Corporations.
b) Pay as a dividend MXN$286'763,517.95 (TWO HUNDRED EIGHTY-SIX MILLION, SEVEN HUNDRED SIXTY-THREE THOUSAND, FIVE HUNDRED SEVETEEN MEXICAN PESOS 95/100) equivalent to MXN$0.65 (sixty five cents) per share for each one of the -441,174,643- shares issued and outstanding, and with voting rights, to be paid from the 2002 fiscal year net profit. This payment shall be made in cash in one exhibition against the presentation and exchange of the receipt referred in the third paragraph of the article 74 of the Mexican Securities Law (''Ley del Mercado de Valores''), as of the 14th (fourteenth) day of May 2003, for which the corresponding publication shall be made for the awareness of all the shareholders.

FOURTH: Approved the proposal to set the maximum amount of funds that can be destined to the purchase of the Company's own shares and a report of the operations carried out with the Company's own shares in the 2002 Fiscal Year was submitted.

FIFTH: Elected the Directors and the Chairman, Secretary and Statutory Auditor, Proprietary and Alternates, and approved their compensation for their attendance to the Board Meetings, as follows:

PROPRIETARY DIRECTORS	ALTERNATES DIRECTORS
ROBERTO GONZALEZ BARRERA	JUAN A. QUIROGA GARCIA
ROBERTO GONZALEZ MORENO	JOSE DE LA PENA ANGELINI
JUAN ANTONIO GONZALEZ MORENO	JAIRO SENISSE
EDUARDO LIVAS CANTU	ALFREDO LIVAS CANTU
CARLOS HANK ROHN	EDGAR VALVERDE RUBISEWZKI
ADRIAN SADA GONZALEZ	MANUEL GUEMES DE LA VEGA
ROBERTO HERNANDEZ RAMIREZ	ESTEBAN MALPICA FOMPEROSA
ALFONSO ROMO GARZA	ADRIAN RODRIGUEZ MACEDO
BERNARDO QUINTANA ISAAC	DIEGO QUINTANA KAWAGE
JAVIER VELEZ BAUTISTA	SERGIO GARCIA BOULLE
ROMAN MARTINEZ MENDEZ	RAUL CAVAZOS MORALES
JUAN MANUEL LEY LOPEZ	FRANCISCO VILLARREAL VIZCAINO
G. ALLEN ANDREAS	DAVID J. SMITH
PAUL B. MULHOLLEM	DOUGLAS J. SCHMALZ

MR. ROBERTO GONZALEZ BARRERA was ratified as the Chairman of the Board of Directors.
MR. SALVADOR VARGAS GUAJARDO was appointed as a non-Director Secretary and MR. GUILLERMO ELIZONDO RIOS as his Alternate.
MR. HUGO LARA SILVA was appointed as Proprietary Statutory Auditor and MR. CARLOS ARREOLA ENRIQUEZ as his Alternate.
The Directors' and Auditor's compensation for their attendance to the Board Meetings was approved.

SIXTH: Appointed the members of the Audit Committee and their compensation for their attendance to the Auditor Committee meetings and the execution of their duties and any previous studies and analysis made for this purpose was determined, as follows:

AUDIT COMMITTEE

CHAIRMAN:	EDUARDO LIVAS CANTU
MEMBER:	JAVIER VELEZ BAUTISTA
MEMBER:	ROMAN MARTINEZ MENDEZ

SEVENTH: Appointed the special delegates for the formalization of the resolutions adopted by the shareholders' meeting.

Mexico City, May 2, 2003

MR. SALVADOR VARGAS GUAJARDO
SECRETARY OF THE BOARD OF DIRECTORS